2024 REPORT

Left Hand Brewing Company



LEFT HAND BREWING COMPANY
LONGMONT, COLORADO
World Headquarters
1270 Boston Avenue

LETTER

Dear investors,

We have completed about two thirds of our intended capital raise so far and have an engagement letter with a small investment bank to help us complete raising the remainder. That cash helped put us in the position to be able to get the merger deal with Dry Dock Brewing done. Production of Dry Dock beers is now transitioning up to the brewery in Longmont. We have already sold some kegs to our distributor in Colorado and we will begin packaging cans of five different Dry Dock beers in the next two weeks. That will increase both our production volume and sales numbers which should start to show up in the 3rd quarter numbers. Additionally, we have signed distribution contracts with 16 different distributors to carry Dry Dock in markets where it is not available. This is a growth opportunity for the brand which we are pursuing diligently. Our

Summer of Stouts campaign is kicking off now to remind people that our Milk Stout is more fun than iced coffee.

We need your help!

Buy Left Hand and Dry Dock beers when you find them out in the market! When your favorite stores, bars and restaurants don't have our beers, please ask them to get them (and tell them why you think they will sell). Milk Stout Nitro and Apricot Blonde will have the widest distribution, as well as seasonals, with lots of other choices here in Colorado. Share your favorites with your friends and social circles. If you are a cyclist and want to start riding for a great cause, join one of our Bike MS teams (Colorado, Ohio, Texas, Florida, Washington) and help raise brand awareness while making a positive impact on development of treatments and support for people with MS. Share your pour hard videos and other Left Hand and Dry Dock fun things on social media and tag us.

Sincerely,

Mark B Burka

Director

Kevin Patterson

Director

Jon Eric Wallace

CEO and Co-Founder

Christopher Lennert

COO

How did we do this year?

How did we do this year?

REPORT CARD

B-

☺ The Good

The merger with Dry Dock Brewing will give our production and sales a significant boost in the second half of 2025.

We have conversations underway with companies interested in joining our platform. We are looking for more "right partners".

Left Hand continues to win awards, both for its beer and for our community involvement and impact.

☹ The Bad

Sales of our core brands continue to suffer in parallel with overall brewing industry trends

Our production agreement with an organic soda company was cancelled when they failed to receive expected placements in stores.

Present CBD Seltzer received 201 new placements in Sprouts which were subsequently cancelled due to a policy change on CBD sales.

2024 At a Glance

January 1 to December 31

January 1 to December 31


$$$$

$10,850,115 [12%]
Revenue



-$1,279,424
Net Loss


IOU!

$2,908,341 [19%]
Short Term Debt



$2,000,000
Raised in 2024



$433,955
Cash on Hand
As of 06/30/25

INCOME BALANCE NARRATIVE

Net Margin: -12% **Gross Margin:** 36% **Return on Assets:** -9% **Earnings per Share:** -$3.04

Revenue per Employee: $208,656 **Cash to Assets:** 2% **Revenue to Receivables:** 1,671

Debt Ratio: 110%

Indian_Peaks_Brewing_Company_Financials_and_CPA_Review_Report_2022_and_2023.pdf

FINAL_-_Indian_Peaks_Brewing_Company_Financials_and_CPA_Review_Report_2024___2023.pdf

We ❤ Our 393 Investors

Thank You For Believing In Us

Todd Lisy
Zachary Hansen
Alex Bondoc
Paul Sikora
Tyson B.
Carrie Tilley
Andrew Niesen
Todd Davis
Tav Koblick
Michael A Hurowitz
Matt Carr
Jeff Knopf
Scott Stanley
John Lisman
Blake Cambey
Andrew Holler
Andrew Regnier
Ofer Fisher
Wayne McLeod
Robert Doyle
Vicki Zhou
Adam Keele
Robert Williamson
Kevin Mann
Brian Inouye
Dustin Fox
David Doll
David Michael Wallace
Dixie Nuelle
Brian Hapcic
Summit Steinberg
Rae Ann Kell
Tyson House
Earl Ingalls
Wade Anderson
Kyle Jensen
Doug Bartlett
Kent Willmann
Kristen Woods
Anjan Kataria
Al Tempera
Madeline Brandt
Jen Pruchnik
Nicholas Coder
Hsuan Lei Sung
Melissa Cooper
John Anderson
Sanayi 1A
Michelle Mcguinness
Craig Schmidle
Jennifer Yuen
Lynn Allen
Nancy Cebula
Carol Ann Ozlowski
Christopher...
John Kraft
Elizabeth Vinson
Bbq Sniffa
Jim Wright
Randy Peck

Jason Wiener
Robin Davis
Kevin Liekweg
Jim Babb
Brad Burmeister
James Kirby
Kaylin Gray
Robert Shea
Gregory Schramek
Rodrigo Braun
Benjamin Israel
Mitchell Smith
Lance Longwell
William Walkowiak
Chris McMahon
Gary Steinel
Shane Davis
Steven Stodola
Jack Dignam
Michael Bradley
Kyle Florence
David Feibusch
Michael P Gretchen
Kevin Brink
Paul Trout
Jeri Shepherd
Todd Galloway
Phil Serres
Brendan Thomson
Adrienne Johnson
Charlie & Linda Dyer
Justin Riesenberg
Roy Weese
Donald Goodwin
Charles Ward
Troy Boehm
Josh Bostick
Karl Kempster
Thomas Finn
Lucia Reinaga
Steve And Melinda...
David Labarbara
Joe Grippa
Matthew Swift
Kevin & Ann Piletic
Brian Bradberry
Chris Treharne
Elizabeth Braun
Travis Litman
Todd Schulte
Alejandro Arambula
Brian Jurgens
Pat Anderson
Jennifer S
Dennis Ohnstad
Ron Rees
Sarah Verasco
Wendy White
Catherine Callahan
Jason Kaminski

Michael Wightman
Terry Penney
Dan M MOORE
John Roth
Chris Ebbesen
Justin Trout
Thomas R Curtiss
Nick J. Stika
Conrad Hopp
Bryan Hare
Michael David Kuhn
Mike Arnett
Trevor Johnson
Karen Ferguson
Gregory Scott Lett
Jason Young
John B Dillon
Kathleen Lawrence
Nicholas Pock
Matthew McCain
Aaron Yoches
Dean Schear
Laurence Lo
Patrick Murray
Robert Poehlein
Cheryl Blum Garcia
Travis Gregg
Renee Schescke
Scott Doner
Melanie Balderas
Deb Britton
J Brody Goodman
Steven Wobschall
Judith Fuhrman Reetz
Mary Brantner
Barb Stember
Jody Duquette
Edward Desroches
Steven Yoon
Amber Miyasaki
Drake Dawson
Michelle Kephart
Adrian Ramiro
Paul Hartigan
Larry Wayne Ratliff
Sean Every
Brian Midlick
Leon Leon
Emil Motycka
Ian Shorrock
Michelle Jonas
Zachary Dunham
Warren Miller
James Drew
Thomas Roberts
Jeff Wicks
Mary Stacey
John Hammons
Michael Olson
Michael Sulek

Michael Riepen
Eric Flathers
Hike With Oats
Randy Heinrich
Jeffrey Nicola
David Stemler
Phil S
Kathe Lujan
David M Walling
Dwain KUEHL
Brian Cennamo
Abhay Kataria
Dan Ross
Jacob Stanten
Robert M Maiberger
Mark Noonan
Corey Foster
Don Blake
John Wilson
Melissa Lehman
Mark Adelman
Benjamin McIntosh
Glen Van Nimwegen
Paul Mann
Gerald A Nelson
Daniel Delgrosso
Graham Peelle
Kimberly Higgins
Jerry Crisafulli
Michael DePalatis
Steve Barrow
Florian Harder
Jennifer Maren
Jason Willard
Christopher Provost
Brian Keeney
Terrence Coleman
Mark Hall
Kelly Moses
David Ballowe
Jon Homer
Michael Gonzalez
Elizabeth Ward
Richard Greene
Ladd Gillies
Joe Dutka
Tyler Ruse
Dann Frazier
Jennifer Westfall
Clint Flanagan
Lou Cavallo
Gregory Skoff
Caitlin Braun
James Yu
Will Bowser
David Wallace
Patrick Michael Lane
Alan Schnarr
Yu Takahashi
Sommer Shearer

Carissa Daniels
Barrett Lione-Seaton
Eugene J. Klibanoff
Jim Pringnitz
Lydia Mudd
Cori Malinky
Connor McDermott
Linda Smith
Russell R CZERWINSKI
John Sturman
James T Thielens Jr
Clayton Knudsen
Manuel Arellano
Robert Bruce
Joseph Pustejovsky
Bobby W. Bush
Jonathon Murphy
Michelle Lee
Kyler Knudson
Andy Read
Michael Thorne
Amanda Wing
Kent Fry
Michael Graham
Si Trujillo
Lawrence Blankenship
Thomas Parsha
John Creighton
Samuel Winternitz
Jennifer Rankin
Julia Pirnack
Nathan Trick
Christopher J Phelps
D Gordon
David Birch
Arthur Schoenman
Kevin Lane
Paul B DeCessna
Marissa Cloutier
David Pate
Kenneth Madgey
Elizabeth Burgess
Kimberley Kline
Gerhardt Ryplewski
William B Smale
Megan Richardson
Quinton Kopang
Hugh E Whicker
Jason Rome
Mary Hahn
Ryan Smith
Paul Sobczyk
T Shue
James Graham
Richard Glen Chalkley
Scott Kolowitz
Tom Geukens
Edward Wheeler
Brian Allen
Richard Mendell

Michael Thaney
Stacie Kohart
Eric Johnson
Ian Garrett
Shawn McGuffin
Nate Morris
Cliff & Nicole Allison
Mireille Baxter
Yollanda Golden
Wayne Hyman
William Higgins
Kimberly Grandprey
Liam Sharkey
Kivalena STARR
Rachel Biederman
James Tivy
Scott Barkley
Dan Endres
Joseph Lowther
Timothy Terrick
David Belliveau
Edward Kelly Medlock
Keira Havens
Jonathan Pevarnek
Amy Kirby
Jarred Capellman
Brad Lev
Edward Schwan
Robert Sauer
Jacob Frick
Edward Glova
Cheryl Burns
Mike Lewellen
Todd Klement
Dave Seaman
Luis Molina III
Ricky Stewart
Adams Berzins
Rich Jorgensen
Soren Nicholson
Isaac Johnson
Bryan Waltz
Robert Worthman
Robert Parkinson
Alicia Dandeneau
Stephen And Amy...
Jeff Ditillo
Gareth Miller
Laura Koepnick
Nathaniel Buchheit
Levi Gray
Kenneth Gamble
Nick Michaelson
Karen Carr
Max Kovalenko
Linda Honnold
Linda Arnold
Adam Cranston
James Burchfield
Mark GERSHMAN

Stephen Shryack	Rene Larricq	M W Jimenez	Diane Grierson	Steven Toot	Linda Monteil
Sandra Ann Thrapp	Jim Maurer	Karen White	Christopher A Manwell	E T	Tyvyn Mitchell
Brian Philofsky	Wendy Barnhart	Laurie Burns			

Thank You!

From the Left Hand Brewing Company Team



Jon Eric Wallace

CEO and Co-Founder

Father of three, married to Cinzia for 33 years through starting and operating a business together. 1984 Graduate of the U.S. Air Force Academy. Past Chair of Brewers...



Chris Lennert

COO

Joined Left Hand in 2005 holding various positions, most recently COO for the last 8 years. Oversaw 10 years of...



Patrick Sheridan

Director of Operations

Joined Left Hand in 2012 and has served in various roles for more than a decade. Currently, as Director of Operations,...



Jill Preston

Director of Marketing

Joined Left Hand in March 2018. 25 years' experience in marketing, communications and branding. Lived in Longmont f...



Nick Wiedrich

Accounting Manager

Graduated from Colorado State University in 2010 with a degree in Accounting and Investment Finance. Been with Left Hand...

Details

The Board of Directors

Director	Occupation	Joined
Christopher Lennert	COO @ Left Hand Brewing Company	2005
Mark B Burka	Financial Advisor @ Mendel Money Management	2000
Jon Eric Wallace	CEO @ Left Hand Brewing Company	1993
Julia Herz	Executive Director @ American Homebrewers Association	2021
Kevin Patterson	CEO @ Connect for Health Colorado	2021
Jeffrey Mendel	Director @ Left Hand Brewing Company	1998

Officers

Officer	Title	Joined
Christopher Lennert	COO	2005
Jon Eric Wallace	CEO/President	1993

Voting Power

Holder	Securities Held	Voting Power
Mark B Burka	103,831 Common Stock and Series A Convertible Preferred	24.7%
Jon Eric Wallace	151,436 Common Stock	36.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
02/2021	$1,162,540		Other
03/2021	$8,308,845		Other
05/2021	$3,440,000		Other
12/2021	$3,440,000		Other
05/2022	$2,000,000		Other
11/2023	$2,543,941	Preferred Stock	Other
02/2024	$1,400,000		Other
07/2024	$600,000		Other
03/2025	$819,668		4(a)(6)
07/2025	$49,981	Common Stock	Regulation D, Rule 506(c)
07/2025	$928,510	Common Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
US Small Business Administration	02/03/2021	$1,162,540	$0	1.0%	10/26/2021	
Multiple Shareholders	03/16/2021	$8,308,845	$0	7.25%	03/15/2026	
High Plains Bank	05/24/2021	$3,440,000	$3,043,225	4.25%	05/21/2041	Yes
Mortgage 1235/1245 Boston - 1st Western Bank and Trust	12/08/2021	$3,440,000	$3,192,921	3.25%	12/09/2031	Yes
SBA	05/02/2022	$2,000,000	$2,160,890	3.75%	05/21/2052	Yes
High Plains Bank	02/08/2024	$1,400,000	$1,383,970	4.25%	02/05/2027	Yes
Jon Eric Wallace	07/02/2024	$600,000	$600,000	6.6%	06/11/2030	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A Convertible Preferred	300,000	122,869	Yes
Common Stock	10,000,000	297,949	Yes

Warrants: 0

Options: 0

Form C Risks:

The Purchase Price may not be indicative of the value of the Common Shares. The Company's Common Shares are difficult to value due to the lack of a public market, the difficulties and uncertainties involved in predicting business operations and other factors. The amount to be paid for the Common Shares was determined by management in consultation with valuation professionals and approved by the Board as a whole. The valuation was informed by an analysis and evaluation of two separate valuations conducted by independent firms in 2022 and 2023.

The Company cannot assure you of future profitability, liquidity, or financial success. The Company cannot with any accuracy evaluate its future financial success or failure. As indicated above and from the Company's past history, actions and philosophy, the Company is trying to make a difference in the world while also being profitable. Our ability to achieve and maintain profitability and positive cash flow is dependent upon its ability to identify new opportunities and generate new revenues. The Company's current operating expenses need to be managed within its revenues. As they cannot be certain of future revenues, they may have to reduce or alter operations until the revenue picture improves. If the Company is unable to attract sufficient customers for its products, they will not generate enough revenue to sustain its business and may have to adjust its business plan. Furthermore, there may be limited opportunities for liquidity in the Company's future given the ESOP and the Company's stated desire to be an Evergreen Company.

The Company will still be highly leveraged after the completion of the Common Stock Offering and the Financing (the "Transactions"). Its ability to service its indebtedness may be impaired. The Company may not generate enough cash from its operations to service its indebtedness. Furthermore, the Company may be required in certain instances to repurchase Stock held by the ESOP, and the Company's ability to service its indebtedness may be affected by the obligations to repurchase Stock. See the repurchase liability discussion below.

The Company's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that they will be successful in attracting and retaining other personnel they require to successfully grow its business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of unexpected increases in tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on the Company's results of operations. A significant portion of its operating expenses are related to raw materials and commodities, The supply and price of raw materials and commodities used for the production of its products can be affected by a number of factors beyond their control, including the level of crop production around the world, export demand, quality and availability of supply, speculative movements in the raw materials or commodities markets, currency fluctuations, governmental regulations and legislation affecting agriculture, trade agreements among producing and consuming nations, adverse weather conditions, natural disasters, economic factors affecting growth

decisions, political developments, various plant diseases and pests. The Company cannot predict future availability or prices of the raw materials or commodities required for its products. The markets in certain raw materials or commodities have experienced and may in the future experience shortages and significant price fluctuations, including as a result of unexpected increases in tariffs on such raw materials and commodities like aluminum. The foregoing may affect the price and availability of ingredients that the Company uses to manufacture its products, as well as the cans and bottles in which the Company's products are packaged. They may not be able to increase its prices to offset these increased costs or increase its prices without suffering reduced volume, revenue and operating income. The production of their products also requires large amounts of water, including water consumption in the agricultural supply chain. Changes in precipitation patterns and the frequency of extreme weather events may affect the Company's water supply and, as a result, its physical operations. Water may also be subject to price increases in certain areas and changes in water taxation and regulation in certain geographies may result in a negative effect on operating income which could potentially challenge the Company's profitability in certain markets.

Competition and changing consumer preferences could lead to a reduction in the Company's margins, increase costs and adversely affect its profitability. They compete with both brewers and other drink companies and the Company's products compete with other beverages. Globally, brewers, as well as other players in the beverage industry (including, without limitation, hard seltzers, hard ciders, CBD and THC drinks, etc.), compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of its competitors in some of the markets in which they operate, and competition is expected to increase further as the trend towards consolidation among companies in the beverage industry continues. Concurrently, competition in the beverage industry is expanding and the market is becoming more fragmented, complex and sophisticated as consumer preferences and tastes change. Such preferences can change rapidly and in unpredictable ways due to a variety of factors, including changes in prevailing economic conditions, changing social trends and attitudes regarding alcoholic beverages, changes in leisure activity patterns or negative publicity resulting from regulatory action or litigation against them or comparable companies. Furthermore, developments in the regulatory frameworks governing the usage of cannabis could result in shifts in consumer preference and the impact that cannabis legalization could have on alcohol sales remains unclear. Competition with brewers and producers of alternative beverages in its various markets and an increase in the purchasing power of players in its distribution channels could cause them to reduce pricing, increase capital investment, increase marketing and other expenditures and/or prevent the Company from increasing prices to recover higher costs, thereby causing them to reduce margins or lose market share. Further, the Company may not be able to anticipate or respond adequately either to changes in consumer preferences and tastes or to developments in new forms of media and marketing. Innovation faces inherent risks, and the new products they introduce may not be successful, while competitors may be able to respond more quickly than they can to emerging trends, such as the growth of the hard seltzer category. In recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, from digital-only competitors. The Company could be negatively affected if they are unable to anticipate changing consumer preference for such platforms.

The Company operates a Employee Stock Ownership Plan granting common stock to qualified

employees from time to time and repurchases those shares upon an employee's departure or in other limited situations.

Consummation of this Common Stock Offering will slightly decrease the Company’s level of indebtedness, but the ongoing high level of debt may still adversely affect its ability to react to changes in its business, and the Company may be limited in its ability to use debt to fund future capital needs. After giving effect to the Common Stock Offering, the Company’s total debt would be approximately $11,500,000, consisting of $8,000,000 in mortgages, plus any cash drawn on the lines of credit, and approximately an additional $3,500,000 in notes secured by Equipment and other Assets. The Company’s significant level of indebtedness could have important consequences for you by adversely affecting its financial condition and operations. The substantial indebtedness could: - require the Company to dedicate a substantial portion of its cash flow from operations to payments with respect to its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate expenditures; - increase the Company's vulnerability to adverse general economic or industry conditions;- limit its flexibility in planning for, or reacting to, competition and/or changes in its business or industry; - limit the Company's ability to borrow additional funds; - restrict the Company from making strategic acquisitions, introducing new products or services or exploiting business opportunities; - make it more difficult for the Company to satisfy its obligations with respect to outstanding indebtedness; and - place the Company at a competitive disadvantage relative to competitors that have less debt or greater financial resources. The Company's ability to make payments on and refinance its indebtedness will depend on its ability to generate cash from future operations. The Company's ability to generate cash from future operations is subject, in large part, to general economic, competitive, legislative, regulatory and other factors that are beyond their control. The Company does not guarantee that they will be able to generate enough cash flow from operations or that they will be able to obtain enough capital to service its debt or fund planned capital expenditures. If the Company is not able to meet its debt service obligations, the Company risks the loss of some or all of its assets to foreclosure or sale to satisfy its debt obligations. In addition, the Company may need to refinance some or all of its indebtedness on or before maturity. The Company does not guarantee that it will be able to refinance its indebtedness on commercially reasonable terms or at all. If the Company cannot service or refinance its indebtedness, they may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments or alliances. The Company may not be able to take these actions, if necessary, on commercially reasonable terms or at all.

Macroeconomic pressures in the markets in which the Company operates, including, but not limited to, the effects of COVID-19 may adversely affect consumer spending and its financial results. To varying degrees, the Company's products are sensitive to changes in macroeconomic conditions that impact consumer spending including, without limitation, the duration of the COVID-19 pandemic. As a result, consumers may be affected in many different ways, including for example, whether or not they make a purchase, and their choice of brand or price-point. Real GDP growth, consumer confidence, inflation, employment levels, oil prices, interest rates, tax rates, housing market conditions, costs for items such as fuel and food and other macroeconomic trends can adversely affect consumer demand for the products that they Company offers.

The Company has Stock repurchase obligations with respect to former ESOP participants, which could decrease the available cash or require additional borrowing by the Company. The

which could decrease the available cash or require additional borrowing by the Company. The Company has an obligation under Section 409(h) of the Internal Revenue Code to repurchase Stock from former ESOP participants who have received a distribution from the ESOP or exercised their diversification rights under the ESOP, unless the Stock is then readily tradable on an established market. If an ESOP participant or group of ESOP participants owns a significant amount of Stock, and there are not enough non-Stock assets within the ESOP that can be used to pay the former ESOP participants when they are entitled to a distribution, the Company may need to purchase the Stock and may need to obtain additional financing to do so. Additional financing may not be available or, if required and available, it may not be on terms favorable to them. If the Company cannot obtain additional financing, these repurchase obligations could require them to dedicate a substantial portion of its cash flow from operations to payments on the ESOP's repurchase obligations, reducing cash available to fund working capital, capital expenditures, and other business purposes or potentially to cause the Company to default under its debt obligations. The annual cost to repurchase Common Shares from terminating ESOP participants is unknown, but the cash outlay required for the repurchase of Common Shares or servicing the financing used to repurchase the Common Shares including the repurchase of Common Shares through a note to the former ESOP participant of up to five years, may have a material adverse effect on the Company's liquidity and capital resources.

The Company's sponsorship of the ESOP imposes special requirements that will result in additional burdens to them. The Company's sponsorship of the ESOP results in other expenses, burdens and potential disadvantages. These include, without limitation, the following: (1) the requirement and expense of obtaining an annual valuation from an independent valuation firm; (2) potential employee dissatisfaction with the nature of retirement benefits provided by an ESOP; (3) potential employee dissatisfaction if the amount of the contributions to the ESOP do not conform to employee expectations; (4) complex record keeping and regulatory reporting requirements under ERISA; and (5) the requirement and expense of periodic communication to ESOP participants regarding the Company's performance. Further, there is federal tax legislation proposed from time to time that could substantially reduce the benefits obtained by the Company from the ESOP and increase its burdens.

In the future the Company may become a Public Benefit Corporation. The Company effectively is operating similarly to a Public Benefit Corporation in some ways. It may be advantageous for the Company to take advantage of Colorado's Public Benefit Corporation structure in the future.

The Company is closely held and therefore the Company is controlled by a small number of people.

Transfer of Shares The Company's Common Stock is subject to a Right of First Refusal option in favor of the Company or the Company's assignee's as provided in the Bylaws of the Company.

Negative publicity, perceived health risks, failure to provide safe working environments and associated government regulation may harm the Company. In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries. This attention is the result of a rising health and well-being trend. The global policy framework shaping the regulatory space for its products has evolved, and will likely continue to evolve, and the expectations of its stakeholders will continue to increase. The Company welcomes the opportunity to reduce the harmful use of alcohol. They may also be

subject to laws and regulations aimed at reducing the affordability or availability of beer in some of its markets. Additional regulatory restrictions on its business, such as those on the legal minimum drinking age, product labeling, opening hours or marketing activities (including the marketing or selling of beer at sporting events), may cause the social acceptability of beer to decline significantly and consumption trends to shift away from it, which would have a material adverse effect on the business, financial condition and results of operations.

Accuracy of Business Projections The Company may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence the operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond the Company's ability to control or even to predict. While management believes that the projections reflect the possible outcome of its operation and performance, results depicted in the projections cannot be guaranteed.

Return to Investors The Company does not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders. The Company currently intends to retain any future earnings and does not expect to make any distributions in the foreseeable future. The Securities provide for no repayment of principal or interest amounts. Investors who anticipate the need for distributions from their investment in the Company should not purchase the Securities offered hereby.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the

Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the majority shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the majority shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The majority shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value

of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ? ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. ?

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. In the future, we may perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;

industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Indian Peaks Brewing Company

Colorado Corporation
Organized September 1993
52 employees
1265 Boston Avenue
Longmont CO 80501 https://lefthandbrewing.com

Business Description

Refer to the Left Hand Brewing Company profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Left Hand Brewing Company has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late Filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less